UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Paragon Shipping Inc. (the "Company"), dated March 24, 2015, announcing that (i) its Board of Directors has appointed Mr. Michael Bodouroglou, Chairman, President and Chief Executive Officer of the Company, to act as Interim Chief Financial Officer of the Company following the departure of Mr. Robert Perri, Chief Financial Officer, from the Company and (ii) it will release its results for the fourth quarter and twelve months ended December 31, 2014, after the market closes in New York on Tuesday, March 31, 2015.
Attached to this Report on Form 6-K as Exhibit 99.2 is a copy of the press release of the Company, dated March 31, 2015, announcing the Company's results for fourth quarter and the year ended December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: April 1, 2015	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 99.1

Paragon Shipping Announces Management Transition and Fourth Quarter and Twelve Months Ended December 31, 2014 Results Release Date, Conference Call and Webcast

ATHENS, Greece (March 24, 2015) – Paragon Shipping Inc. (NASDAQ: PRGN) ("Paragon Shipping" or the "Company"), a global shipping transportation company specializing in drybulk cargoes, announced today its Board of Directors has appointed Mr. Michael Bodouroglou, Chairman, President and Chief Executive Officer of Paragon Shipping, to act as Interim Chief Financial Officer of the Company. This follows the departure of Mr. Robert Perri, Chief Financial Officer, from the Company, effective today. The Company will look for a permanent replacement.

"After five years at the Company, I have decided to pursue a different career path more in line with my past experience. I truly appreciate my time at Paragon, and the strong cooperation we had with everyone involved with the Company. More importantly, I would like to thank Mr. Bodouroglou, our Chairman and CEO, along with the Board of Directors for their trust and support over the years." Mr. Perri stated.

Mr. Michael Bodouroglou, Chairman, President and Chief Executive Officer of the Company, commented: "We want to thank Mr. Perri for his hard work, dedication and many contributions over these past five years, and we wish him luck in his new career pursuits."

Paragon Shipping also announced today that it will release its results for the fourth quarter and twelve months ended December 31, 2014, after the market closes in New York on Tuesday, March 31, 2015. Paragon's management team will host a conference call to discuss the Company's financial results on Wednesday, April 1, 2015, at 9:00 am ET.

Conference Call and Webcast details:
Participants should dial into the call ten minutes before the scheduled time using the following numbers 1-888-348-8931 (USA) or +1-412-902-4248 (international) to access the call. A replay of the conference call will be available for seven days and can be accessed by dialing 1-877-870-5176 (USA) or +1-858-384-5517 (international) and using passcode 10061729.

Slides and audio webcast:
There will also be a simultaneous live webcast through the Company's website, www.paragonship.com. Participants should register on the website approximately ten minutes prior to the start of the webcast.

About Paragon Shipping Inc.
Paragon Shipping is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. Paragon Shipping's current fleet consists of sixteen drybulk vessels with a total carrying capacity of 980,399 dwt. In addition, Paragon Shipping's current newbuilding program consists of two Ultramax drybulk carriers and three Kamsarmax drybulk carriers that are scheduled to be delivered in 2015. The Company's common shares and senior notes trade on NASDAQ under the symbols "PRGN" and "PRGNL," respectively. For more information, visit: www.paragonship.com. The information contained on the Paragon Shipping's website does not constitute part of this press release.

Contacts
Paragon Shipping Inc.
ir@paragonshipping.gr

Allen & Caron Inc.
Rudy Barrio (Investors)
r.barrio@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300

Exhibit 99.2

PARAGON SHIPPING INC. REPORTS FOURTH QUARTER AND YEAR ENDED
DECEMBER 31, 2014 RESULTS

ATHENS, Greece, March 31, 2015 - Paragon Shipping Inc. (NASDAQ: PRGN) ("Paragon Shipping" or the "Company"), a global shipping transportation company specializing in drybulk cargoes, announced today its results for the fourth quarter and year ended December 31, 2014.

Fourth Quarter 2014 Highlights & Recent Developments
•	Took delivery of two eco-design Ultramax newbuildings, the M/V Gentle Seas and the M/V Peaceful Seas.
•	Net revenue, net of voyage expenses, of $11.6 million in the fourth quarter of 2014.
•	Reduced average daily adjusted total vessel operating expenses by 8.2% year-over-year.
•	Adjusted EBITDA of $0.4 million in the fourth quarter of 2014.
•	Adjusted net loss of $7.1 million, or $0.29 per common share, in the fourth quarter of 2014.

Financial Highlights
(Expressed in thousands of United States Dollars, except for vessel data, TCE and share data)

	Quarter Ended December 31, 2013	Quarter Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2014
Average number of vessels	13.0	15.5	12.9	14.4
Time charter equivalent rate (TCE) (1)	11,804	8,187	10,729	7,795
Net Revenue, net of voyage expenses	13,929	11,642	49,588	40,019
EBITDA (1)	556	(2,778)	7,873	(23,243)
Adjusted EBITDA (1)	4,698	387	19,657	2,277
Net Loss	(5,960)	(10,222)	(16,953)	(51,796)
Adjusted Net Loss (1)	(1,335)	(7,057)	(4,686)	(24,765)
Loss per common share basic and diluted	(0.34)	(0.41)	(1.31)	(2.18)
Adjusted Loss per common share basic and diluted (1)	(0.08)	(0.29)	(0.36)	(1.04)

(1)	Please see the table at the back of this release for a reconciliation of TCE to Charter Revenue, EBITDA and Adjusted EBITDA to Net Income / (Loss), Adjusted Net Income / (Loss) to Net Income / (Loss) and Adjusted Earnings / (Loss) per common share to Earnings / (Loss) per common share, the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

Management Commentary
Commenting on the results, Michael Bodouroglou, Chairman, Chief Executive Officer and Interim Chief Financial Officer of Paragon Shipping, stated, "During the fourth quarter of 2014 charter rates remained at historically low levels, a trend that has continued in 2015. Despite this challenging market, for the fourth quarter of 2014, we reported net revenues, net of voyage expenses of $11.6 million, which translates into an average daily time charter equivalent, or TCE, rate of $8,187, about 25% higher than the average daily TCE rate of $6,570 we reported for the third quarter of 2014, with a utilization rate of 99.8%. For the fourth quarter of 2014, we reported an adjusted EBITDA of $0.4 million and an adjusted net loss of $7.1 million, or 29 cents per common share."

Mr. Bodouroglou continued, "In 2014, we continued to execute on our fleet growth strategy by increasing our fleet size to 16 vessels in four size classes. Our further fleet growth is secured with our newbuilding program of five eco-design Ultramax and Kamsarmax drybulk vessels with expected deliveries in 2015. The Company has currently secured debt financing of up to $78.0 million, in the aggregate, for four of its five newbuilding drybulk carriers. While expanding our fleet size, our aim is to maintain a cost effective structure. For the full year 2014, our average adjusted total vessel operating expenses was $7,244 per vessel per day, which represents an 8.2% year-over-year reduction, as a result of the Company's cost control efficiency and the economies of scale of having a larger fleet."

Mr. Bodouroglou concluded, "In order to withstand the current challenging conditions, our main focus is on improving the Company's cash liquidity and cash flow breakeven levels. To do so, we are currently exploring several alternatives to effectively manage our working capital requirements and other commitments. We are currently in advanced negotiations with several of our lenders to improve our repayment profile and proactively cure any potential covenant breaches in the event that the market continues to be weak throughout the year. We remain committed to take all the necessary steps to emerge stronger from this downturn."

Fourth Quarter 2014 Financial Results
Gross charter revenue for the fourth quarter of 2014 was $16.4 million, compared to $16.5 million for the fourth quarter of 2013. The Company reported a net loss of $10.2 million, or $0.41 per basic and diluted share, for the fourth quarter of 2014, calculated based on a weighted average number of basic and diluted shares outstanding for the period of 24,223,745 and reflecting the impact of the non-cash items discussed below. For the fourth quarter of 2013, the Company reported a net loss of $6.0 million, or $0.34 per basic and diluted share, calculated based on a weighted average number of basic and diluted shares of 17,162,948.

Excluding all non-cash items described below, the adjusted net loss for the fourth quarter of 2014 was $7.1 million, or $0.29 per basic and diluted share, compared to adjusted net loss of $1.3 million, or $0.08 per basic and diluted share, for the fourth quarter of 2013.

EBITDA for the fourth quarter of 2014 was negative $2.8 million, compared to positive $0.6 million for the fourth quarter of 2013. EBITDA for the fourth quarter of 2014 was calculated by adding the net loss of $10.2 million to net interest expense, including interest expense from interest rate swaps, and depreciation that in the aggregate amounted to $7.4 million. Adjusted EBITDA, excluding all non-cash items described below, was $0.4 million for the fourth quarter of 2014, compared to $4.7 million for the fourth quarter of 2013.

The Company operated an average of 15.5 vessels during the fourth quarter of 2014, earning an average TCE rate of $8,187 per day, compared to an average of 13.0 vessels during the fourth quarter of 2013, earning an average TCE rate of $11,804 per day.

Adjusted total vessel operating expenses, which included vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, and excluded share-based compensation, were $11.1 million for the fourth quarter of 2014, compared to $9.9 million for the fourth quarter of 2013. On a daily basis, adjusted total vessel operating expenses for the fourth quarter of 2014 were approximately $7,790 per vessel per day, or 6.2% lower than the adjusted total vessel operating expenses of $8,301 per vessel per day for the fourth quarter of 2013.

As of December 31, 2014, the Company owned approximately 11.0% of the outstanding common stock of Box Ships Inc. (NYSE:TEU) ("Box Ships"), a former wholly-owned subsidiary of the Company which completed its initial public offering in April 2011. The investment in Box Ships is accounted for under the equity method and is separately reflected on the Company's unaudited condensed consolidated balance sheets. For the fourth quarter of 2014, the Company recorded a loss of $0.1 million, compared to $0.3 million income for the fourth quarter of 2013.

As of December 31, 2014, the difference between the fair value and the book value of the Company's investment in Box Ships was considered to be other than temporary and therefore the investment was impaired and the Company recorded a non-cash loss of $3.0 million.

Fourth Quarter 2014 Non-cash and One-off Items
The Company's results for the three months ended December 31, 2014 included the following non-cash items:

▪	Loss from marketable securities of $37,127, or less than $0.01 per basic and diluted share.
▪	Loss on investment in affiliate of $3.0 million, or $0.12 per basic and diluted share.
▪	An unrealized gain on interest rate swaps of $0.1 million, or $0.01 per basic and diluted share.
▪	Non-cash expenses of $0.3 million, or $0.01 per basic and diluted share, relating to the amortization of the compensation cost recognized for non-vested share awards issued to executive officers, directors and employees.

In the aggregate, these non-cash items decreased the Company's earnings by $3.2 million, which represents a $0.12 decrease in earnings per basic and diluted share, for the three months ended December 31, 2014.

Year ended December 31, 2014 Financial Results
Gross charter revenue for the year ended December 31, 2014 was $58.1 million, compared to $59.5 million for the year ended December 31, 2013. The Company reported a net loss of $51.8 million, or $2.18 per basic and diluted share, for the year ended December 31, 2014, calculated based on a weighted average number of basic and diluted shares outstanding for the period of 23,326,062 and reflecting the impact of the non-cash items discussed below. For the year ended December 31, 2013, the Company reported a net loss of $17.0 million, or $1.31 per basic and diluted share, calculated based on a weighted average number of basic and diluted shares of 12,639,128.

Excluding all non-cash items described below, the adjusted net loss for the year ended December 31, 2014 was $24.8 million, or $1.04 per basic and diluted share, compared to adjusted net loss of $4.7 million, or $0.36 per basic and diluted share, for the year ended December 31, 2013.

EBITDA for the year ended December 31, 2014 was negative $23.2 million, compared to positive $7.9 million for the year ended December 31, 2013. EBITDA for the year ended December 31, 2014 was calculated by adding the net loss of $51.8 million to net interest expense, including interest expense from interest rate swaps, and depreciation that in the aggregate amounted to $28.6 million. Adjusted EBITDA, excluding all non-cash items described below, was $2.3 million for the year ended December 31, 2014, compared to $19.7 million for the year ended December 31, 2013.

The Company operated an average of 14.4 vessels during the year ended December 31, 2014, earning an average TCE rate of $7,795 per day, compared to an average of 12.9 vessels during the year ended December 31, 2013, earning an average TCE rate of $10,729 per day.

Adjusted total vessel operating expenses, which included vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, and excluded share-based compensation, were $38.0 million for the year ended December 31, 2014, compared to $37.2 million for the year ended December 31, 2013. On a daily basis, adjusted total vessel operating expenses for the year ended December 31, 2014 were approximately $7,244 per vessel per day, or 8.2% lower than the adjusted total vessel operating expenses of $7,895 per vessel per day for the year ended December 31, 2013, as a result of the Company's cost control efficiency and the economies of scale of having a larger fleet.

The impairment loss of $15.7 million for the year ended December 31, 2014, relates to the write down to fair value of the contract price of the 4,800 TEU containership newbuilding, as a result of the increased probability of selling the respective vessel as of March 31, 2014.

The gain from the sale of assets of $0.4 million for the year ended December 31, 2014, relates to the gain on the sale of the 4,800 TEU containership newbuilding that was concluded in May 2014.

For the year ended December 31, 2014, the Company recorded income of $0.5 million, compared to $1.7 million income for the year ended December 31, 2013.

In the year ended December 31, 2014, the Company recorded a non-cash loss of $0.2 million relating to the dilution effect from the Company's non-participation in the public offering by Box Ships of 5,500,000 of Box Ships' common shares, which was completed on April 15, 2014. In addition, as of March 31, 2014, June 30, 2014 and December 31, 2014, the difference between the fair value and the book value of the Company's investment in Box Ships was considered to be other than temporary and therefore the investment was impaired and the Company recorded an aggregate non-cash loss of $8.6 million. Both items are included in "Loss on investment in affiliate" in the unaudited condensed consolidated statements of comprehensive loss at the end of this release.

Year ended December 31, 2014 Non-cash and One-off Items
The Company's results for the year ended December 31, 2014 included the following non-cash items:

▪	Impairment loss of $15.7 million, or $0.66 per basic and diluted share.
▪	Gain from sale of assets of $0.4 million, or $0.02 per basic and diluted share.
▪	Loss from marketable securities of $25,529, or less than $0.01 per basic and diluted share.
▪	Loss on investment in affiliate of $8.8 million, or $0.37 per basic and diluted share.
▪	An unrealized gain on interest rate swaps of $0.5 million, or $0.02 per basic and diluted share.
▪	Non-cash expenses of $1.9 million, or $0.08 per basic and diluted share, relating to share based compensation to the management company amounting to $0.9 million and to the amortization of the compensation cost recognized for non-vested share awards issued to executive officers, directors and employees amounting to $1.0 million.
▪	Write off of financing expenses of $1.5 million, or $0.06 per basic and diluted share.

In the aggregate, these non-cash items decreased the Company's earnings by $27.0 million, which represents a $1.14 decrease in earnings per basic and diluted share, for the year ended December 31, 2014.

Cash Flows
For the year ended December 31, 2014, the Company's net cash used in operating activities was $6.2 million, compared to net cash generated from operating activities of $4.6 million for the year ended December 31, 2013. For the year ended December 31, 2014, net cash used in investing activities was $104.5 million and net cash from financing activities was $86.5 million. For the year ended December 31, 2013, net cash used in investing activities was $6.4 million and net cash from financing activities was $15.5 million.

Newbuilding Program Update
In October 2014, the Company took delivery of its first two Ultramax drybulk carriers, the M/V Gentle Seas and the M/V Peaceful Seas (Hull numbers DY152 and DY153), from Yangzhou Dayang Shipbuilding Co. Ltd. in China. These vessels have a cargo carrying capacity of approximately 63,350 dwt each. In October 2014, an aggregate amount of $35.7 million was paid to the shipyard representing the final installment for these two vessels, which was mainly financed from the loan facility with HSH Nordbank AG, following a total drawdown of $34.4 million. Both vessels have already been deployed under short-term time charters.

Currently, the Company's outstanding newbuilding program consists of two Ultramax drybulk carriers (Hull numbers DY4050 and DY4052) and three Kamsarmax drybulk carriers (Hull numbers YZJ1144, YZJ1145 and YZJ1142) with expected deliveries in 2015. This five-vessel newbuilding program has an aggregate cost of $148.2 million, of which $101.7 million is currently outstanding. With the $160.0 million syndicated secured loan facility led by Nordea Bank Finland Plc, the Company has currently secured debt financing of up to $78.0 million in the aggregate for all of its outstanding Ultramax and two of its Kamsarmax newbuilding drybulk carriers. For the remaining Kamsarmax newbuilding drybulk carrier that is expected to be delivered in the fourth quarter of 2015, the Company is currently in discussions to secure debt financing based on similar terms.

Financing Update
As of December 31, 2014, the Company was in compliance with the financial and security cover ratio covenants contained in its debt agreements, with the exception of the security cover ratio covenant contained in its loan agreement with Commerzbank AG. The Company has entered into a preliminary agreement with Commerzbank AG to amend certain terms of the loan, including, but not limited to, changes in the repayment profile and the waiver of the security cover ratio covenant through 2015, which is subject to formal approvals by the Company and the lender.

The Company is currently in negotiations with several of its other lenders to improve its repayment profile and proactively cure any potential breaches in the event that the current market conditions persist or worsen. Within this context, the Company has agreed to certain arrangements with another two lenders, in addition to the preliminary agreement with Commerzbank AG discussed above. Although management believes that the lenders will continue to support the Company, there can be no assurance that the outcome of these negotiations will be successful.

Conference Call and Webcast details
The Company's management team will host a conference call to discuss its fourth quarter and year ended December 31, 2014 results on April 1, 2015, at 9:00 am Eastern Time.

Participants should dial into the call ten minutes before the scheduled time using the following numbers 1-888-348-8931 (USA) or +1-412-902-4248 (international) to access the call. A replay of the conference call will be available for seven days and can be accessed by dialing 1-877-870-5176 (USA) or +1-858-384-5517 (international) and using passcode 10061729.

 Slides and audio webcast
There will also be a simultaneous live webcast through the Company's website, www.paragonship.com. Participants should register on the website approximately ten minutes prior to the start of the webcast. If you would like a copy of the release mailed or faxed, please contact Allen & Caron Investor Relations at 212-691-8087.

About Paragon Shipping Inc.
Paragon Shipping is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. Paragon Shipping's current fleet consists of sixteen drybulk vessels with a total carrying capacity of 980,380 dwt. In addition, Paragon Shipping's current newbuilding program consists of two Ultramax drybulk carriers and three Kamsarmax drybulk carriers that are scheduled to be delivered in 2015. The Company's common shares and senior notes trade on NASDAQ under the symbols "PRGN" and "PRGNL," respectively. For more information, visit: www.paragonship.com. The information contained on Paragon Shipping's website does not constitute part of this press release.

Forward-Looking Statements
Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, without limitation, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors, as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

Contacts:

Paragon Shipping Inc.
ir@paragonshipping.gr

Allen & Caron Inc.
Rudy Barrio (Investors)
r.barrio@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300
- Tables Follow -

Fleet List

Drybulk Fleet

The following tables represent our drybulk fleet and the drybulk newbuilding vessels that we have agreed to acquire as of March 31, 2015.

Operating Drybulk Fleet

Name	Type / No. of Vessels	Dwt	Year Built
Panamax
Dream Seas	Panamax	75,151	2009
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	8	592,291
Ultramax
Gentle Seas	Ultramax	63,350	2014
Peaceful Seas	Ultramax	63,331	2014
Total Ultramax	2	126,681
Supramax
Friendly Seas	Supramax	58,779	2008
Sapphire Seas	Supramax	53,702	2005
Total Supramax	2	112,481
Handysize
Prosperous Seas	Handysize	37,293	2012
Precious Seas	Handysize	37,205	2012
Priceless Seas	Handysize	37,202	2013
Proud Seas	Handysize	37,227	2014
Total Handysize	4	148,927
Grand Total	16	980,380

Drybulk Newbuildings that we have agreed to acquire

Hull no.	Type / No. of Vessels	Dwt	Expected Delivery
Ultramax
Hull no. DY4050	Ultramax	63,500	Q3 2015
Hull no. DY4052	Ultramax	63,500	Q3 2015
Total Ultramax	2	127,000
Kamsarmax
Hull no. YZJ1144	Kamsarmax	81,800	Q2 2015
Hull no. YZJ1145	Kamsarmax	81,800	Q2 2015
Hull no. YZJ1142	Kamsarmax	81,800	Q4 2015
Total Kamsarmax	3	245,400
Grand Total	5	372,400

Summary Fleet Data
(Expressed in United States Dollars where applicable)

	Quarter Ended December 31, 2013	Quarter Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2014
FLEET DATA
Average number of vessels (1)	13.0	15.5	12.9	14.4
Calendar days for fleet (2)	1,196	1,425	4,717	5,241
Available days for fleet (3)	1,196	1,425	4,652	5,180
Operating days for fleet (4)	1,180	1,422	4,622	5,134
Fleet utilization (5)	98.7%	99.8%	99.4%	99.1%
AVERAGE DAILY RESULTS
Time charter equivalent (6)	11,804	8,187	10,729	7,795
Vessel operating expenses (7)	4,185	4,427	4,401	4,325
Dry-docking expenses (8)	-	-	360	418
Management fees - related party adjusted (9)	1,049	969	1,023	1,028
General and administrative expenses adjusted (10)	3,067	2,394	2,111	1,473
Total vessel operating expenses adjusted (11)	8,301	7,790	7,895	7,244

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of days in the period.
(2)	Calendar days for the fleet are the total days the vessels were in our possession for the relevant period.
(3)	Available days for the fleet are the total calendar days for the relevant period less any off-hire days associated with scheduled dry-dockings or special or intermediate surveys.
(4)	Operating days for the fleet are the total available days for the relevant period less any off-hire days due to any reason, other than scheduled dry-dockings or special or intermediate surveys, including unforeseen circumstances. Any idle days relating to the days a vessel remains unemployed are included in operating days.
(5)	Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing operating days by fleet available days for the relevant period.
(6)	Time charter equivalent ("TCE") is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing Net Revenue generated from charters less voyage expenses by operating days for the relevant time period. Voyage expenses consist of all costs that are unique to a particular voyage, primarily including port expenses, canal dues, war risk insurances and fuel costs, net of gains or losses from the sale of bunkers to charterers. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.
(7)	Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(8)	Daily dry-docking expenses are calculated by dividing dry-docking expenses by fleet calendar days for the relevant time period.
(9)	Daily management fees - related party adjusted are calculated by dividing management fees - related party, excluding share based compensation to the management company, by fleet calendar days for the relevant time period.
(10)	Daily general and administrative expenses adjusted are calculated by dividing general and administrative expenses, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards, by fleet calendar days for the relevant time period.
(11)	Total vessel operating expenses ("TVOE") is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, dry-docking expenses, management fees and general and administrative expenses. Daily TVOE adjusted is calculated by dividing TVOE, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards and share based compensation to the management company, by fleet calendar days for the relevant time period.

Time Charter Equivalents Reconciliation
(Expressed in thousands of United States Dollars where applicable, except for TCE)

	Quarter Ended December 31, 2013	Quarter Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2014
Charter Revenue	16,509	16,432	59,531	58,138
Commissions	(938)	(966)	(3,274)	(3,374)
Voyage Expenses, net	(1,642)	(3,824)	(6,669)	(14,745)
Net Revenue, net of voyage expenses	13,929	11,642	49,588	40,019
Total operating days	1,180	1,422	4,622	5,134
Time Charter Equivalent	11,804	8,187	10,729	7,795

Condensed Cash Flow Information (Unaudited)
(Expressed in thousands of United States Dollars)

	Year Ended December 31, 2013	Year Ended December 31, 2014
Cash and Cash Equivalents, beginning of period	17,677	31,302
Cash generated from / (used in):
Operating Activities	4,564	(6,182)
Investing Activities	(6,442)	(104,546)
Financing Activities	15,503	86,457
Net increase / (decrease) in Cash and Cash Equivalents	13,625	(24,271)
Cash and Cash Equivalents, end of period	31,302	7,031

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

EBITDA and Adjusted EBITDA Reconciliation (1)
(Expressed in thousands of United States Dollars)

	Quarter Ended December 31, 2013	Quarter Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2014
Net Loss	(5,960)	(10,222)	(16,953)	(51,796)
Plus Net interest expense, including interest expense from interest rate swaps	2,213	2,533	7,839	10,196
Plus Depreciation	4,303	4,911	16,987	18,357
EBITDA	556	(2,778)	7,873	(23,243)
Adjusted EBITDA Reconciliation
Net Loss	(5,960)	(10,222)	(16,953)	(51,796)
Write off of capitalized expenses from contract cancellation	233	-	233	-
Impairment loss	-	-	-	15,695
Gain from sale of assets	-	-	-	(403)
Loss from marketable securities	959	37	1,911	26
Loss on investment in affiliate	2,852	2,985	8,620	8,840
Unrealized gain on interest rate swaps	(175)	(116)	(835)	(504)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	273	259	1,855	1,866
Write off of financing expenses	483	-	483	1,511
Adjusted Net Loss	(1,335)	(7,057)	(4,686)	(24,765)
Plus Net interest expense, net of write off of financing expenses, including interest expense from swaps	1,730	2,533	7,356	8,685
Plus Depreciation	4,303	4,911	16,987	18,357
Adjusted EBITDA	4,698	387	19,657	2,277

(1)	The Company considers EBITDA to represent Net Income / (Loss) plus net interest expense, including interest expense from interest rate swaps, and depreciation and amortization. The Company's management uses EBITDA and Adjusted EBITDA as a performance measure. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP and should not be considered as an alternative to Net Income / (Loss), Operating Income / (Loss) or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of EBITDA and Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items to derive the Adjusted Net Income / (Loss) and the Adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share Reconciliation
(Expressed in thousands of United States Dollars - except for shares and share data)

U.S. GAAP Financial Information	Quarter Ended December 31, 2013	Quarter Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2014
Net Loss	(5,960)	(10,222)	(16,953)	(51,796)
Net Loss attributable to non-vested share awards	(123)	(175)	(352)	(832)
Net Loss available to common shareholders	(5,837)	(10,047)	(16,601)	(50,964)
Weighted average number of common shares basic and diluted	17,162,948	24,223,745	12,639,128	23,326,062
Loss per common share basic and diluted	(0.34)	(0.41)	(1.31)	(2.18)
Reconciliation of Net Income / (Loss) to Adjusted Net Income / (Loss)
Net Loss	(5,960)	(10,222)	(16,953)	(51,796)
Write off of capitalized expenses from contract cancellation	233	-	233	-
Impairment loss	-	-	-	15,695
Gain from sale of assets	-	-	-	(403)
Loss from marketable securities	959	37	1,911	26
Loss on investment in affiliate	2,852	2,985	8,620	8,840
Unrealized gain on interest rate swaps	(175)	(116)	(835)	(504)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	273	259	1,855	1,866
Write off of financing expenses	483	-	483	1,511
Adjusted Net Loss (1)	(1,335)	(7,057)	(4,686)	(24,765)
Adjusted Net Loss attributable to non-vested share awards	(27)	(121)	(98)	(398)
Adjusted Net Loss available to common shareholders	(1,308)	(6,936)	(4,588)	(24,367)
Weighted average number of common shares basic and diluted	17,162,948	24,223,745	12,639,128	23,326,062
Adjusted Loss per common share basic and diluted (1)	(0.08)	(0.29)	(0.36)	(1.04)

(1)	Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share are not items recognized by U.S. GAAP and should not be considered as alternatives to Net Income / (Loss) and Earnings / (Loss) per common share, respectively, or any other indicator of a Company's operating performance required by U.S. GAAP. The Company excluded non-cash items to derive at the Adjusted Net Income / (Loss) and the Adjusted Earnings / (Loss) per common share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results. The Company's definition of Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share may not be the same as that used by other companies in the shipping or other industries.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2013 and December 31, 2014
(Expressed in thousands of United States Dollars)
	December 31, 2013	December 31, 2014
Assets

Cash and restricted cash (current and non-current)	41,312	20,920
Vessels, net	306,136	369,033
Advances for vessels under construction	45,209	49,972
Other fixed assets, net	596	923
Investment in affiliate	11,309	2,956
Other assets	14,984	17,162

Total Assets	419,546	460,966

Liabilities and Shareholders' Equity

Total debt	180,115	230,779
Total other liabilities	6,780	7,786
Total shareholders' equity	232,651	222,401

Total Liabilities and Shareholders' Equity	419,546	460,966

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Comprehensive Loss
For the three months ended December 31, 2013 and 2014
(Expressed in thousands of United States Dollars - except for shares and share data)

	Three Months Ended	Three Months Ended
	December 31, 2013	December 31, 2014
Revenue
Charter revenue	16,509	16,432
Commissions	(938)	(966)
Net Revenue	15,571	15,466
Expenses / (Income)
Voyage expenses, net	1,642	3,824
Vessels operating expenses	5,005	6,309
Management fees - related party	1,254	1,380
Depreciation	4,303	4,911
General and administrative expenses	3,940	3,671
Bad debt provisions	(69)	131
Loss from contract cancellation	569	-
Loss from marketable securities, net	959	37
Other income	(638)	-
Operating Loss	(1,394)	(4,797)
Other Income / (Expenses)
Interest and finance costs	(2,022)	(2,301)
Loss on derivatives, net	(41)	(120)
Interest income	24	4
Equity in net income / (loss) of affiliate	342	(84)
Loss on investment in affiliate	(2,852)	(2,985)
Foreign currency (loss) / gain	(17)	61
Total Other Expenses, net	(4,566)	(5,425)
Net Loss	(5,960)	(10,222)

Other Comprehensive Income / (Loss)
Unrealized loss on cash flow hedges	(61)	-
Transfer of realized loss on cash flow hedges to "Interest and finance costs"	79	-
Equity in other comprehensive loss of affiliate	-	(1)
Unrealized loss on change in fair value of marketable securities	(959)	(119)
Transfer of loss on change in fair value of marketable securities to "Loss from marketable securities, net"	959	37
Total Other Comprehensive Income / (Loss)	18	(83)

Comprehensive Loss	(5,942)	(10,305)

Loss per Class A common share, basic and diluted	$(0.34)	$(0.41)
Weighted average number of Class A common shares, basic and diluted	17,162,948	24,223,745

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2013 and 2014
(Expressed in thousands of United States Dollars - except for shares and share data)

	Year Ended	Year Ended
	December 31, 2013	December 31, 2014
Revenue
Charter revenue	59,531	58,138
Commissions	(3,274)	(3,374)
Net Revenue	56,257	54,764
Expenses / (Income)
Voyage expenses, net	6,669	14,745
Vessels operating expenses	20,759	22,666
Dry-docking expenses	1,698	2,193
Management fees - related party	5,874	6,266
Depreciation	16,987	18,357
General and administrative expenses	10,764	8,708
Impairment loss	-	15,695
Bad debt provisions	-	131
Gain from sale of assets	-	(403)
Gain from vessel early redelivery	(2,268)	-
Loss from contract cancellation	569	-
(Gain) / loss from marketable securities, net	(1,202)	26
Other (income) / expenses	(638)	211
Operating Loss	(2,955)	(33,831)
Other Income / (Expenses)
Interest and finance costs	(7,440)	(9,324)
Loss on derivatives, net	(95)	(388)
Interest income	531	21
Equity in net income of affiliate	1,652	471
Loss on investment in affiliate	(8,620)	(8,840)
Foreign currency (loss) / gain	(26)	95
Total Other Expenses, net	(13,998)	(17,965)
Net Loss	(16,953)	(51,796)

Other Comprehensive Income / (Loss)
Unrealized gain on cash flow hedges	131	131
Transfer of realized loss on cash flow hedges to "Interest and finance costs"	312	99
Equity in other comprehensive income of affiliate	77	16
Unrealized loss on change in fair value of marketable securities	(2,064)	(163)
Transfer of loss on change in fair value of marketable securities to "(Gain) / loss from marketable securities, net"	1,911	26
Total Other Comprehensive Income	367	109

Comprehensive Loss	(16,586)	(51,687)

Loss per Class A common share, basic and diluted	$(1.31)	$(2.18)
Weighted average number of Class A common shares, basic and diluted	12,639,128	23,326,062